UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 25, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Leadership Change and COVID-19 Business Update

LONDON, March 25, 2020 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power services company, today announced that Art Russell, Interim Chief Executive Officer, will be leaving the Company for another executive role based in the United Kingdom and Kevin Chin, Chairman, will continue to provide executive leadership, together with regional business unit leaders in the United States and Australia.

“It has been a privilege to be involved with VivoPower for the past several years and am pleased to have been able to contribute to the turnaround achieved thus far, with the Company recently reporting a profit for the first time since March 31, 2017,” said Art Russell, VivoPower’s Interim Chief Executive Officer. “The success to date is a credit to the entire VivoPower team who have embodied the core values of humility, solidarity, and tenacity needed to overcome today’s challenges while staying clearly focused on the future.”

“Art has worked tirelessly during his time with the Company and has demonstrated the kind of leadership that draws the best from all team members. We respect his desire for a role that is United Kingdom focused only and would like to thank him for his contribution and wish him every success in the future. I will continue to work closely with our regional business unit heads, including Matthew Cahir (President, VivoPower United States), Matthew Davis (Managing Director, VivoPower Australia), Adam Malcolm (Managing Director, Kenshaw) and Phil Lowbridge (Managing Director, J.A. Martin) to execute on our strategy for the Company”, Kevin Chin commented.

“Our immediate priority is to manage through the disruption caused by COVID-19 globally. Our first and foremost priority is the well-being and safety of our staff and customers. Across the various regions, we have initiated business continuity plans (BCP) to minimize disruption to commercial operations and ensure that our staff and customers’ needs are attended to. Our businesses have experienced minimal disruption as a result of COVID-19 to date but we remain vigilant and ready to respond swiftly to any changes in operating conditions. We continue to deliver on solar projects as well as critical power services contracts. We are mindful that we need to continue to provide a high-level of customer service, particularly for our customers in critical health services that care for the vulnerable as well as data centers that require reliable mission critical power services, especially in this environment. In addition, we are preparing to accommodate the mission critical needs of other customers in our key markets at this time”.

About VivoPower

VivoPower is an international solar and critical power services company, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 25, 2020	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman